Exhibit 12.01
HARTFORD LIFE INSURANCE CO.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD	YTD	YTD	YTD	YTD
(In millions)	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01

Earnings	1,116	1,012	794	428	696
Add:
Fixed charges
Interest expense	–	–	–	–	–
Interest factor attributable to rentals	5	6	6	7	6

Total fixed charges	5	6	6	7	6
Interest credited to contractholders	1,679	1,658	1,055	974	939

Total fixed charges including interest credited to contractholders	1,684	1,664	1,061	981	945

Earnings, as defined	1,121	1,018	800	435	702

Earnings, as defined, including interest credited to contractholders	2,800	2,676	1,855	1,409	1,641

Fixed charges
Fixed charges above	5	6	6	7	6
Dividends on subsidiary preferred stock	–	–	–	–	–

Total fixed charges and preferred dividend requirements	5	6	6	7	6

Total fixed charges, interest credited to contractholders and preferred dividend requirements	1,684	1,664	1,061	981	945

Ratios
Earnings, as defined, to total fixed charges	224.2	169.7	133.3	62.1	117.0

Earnings, as defined, to total fixed charges and preferred dividend requirements	224.2	169.7	133.3	62.1	117.0

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.7	1.6	1.7	1.4	1.7

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements	1.7	1.6	1.7	1.4	1.7